Powermers Smart Industries, Inc.

110 East 25th Street

New York, New York 10010

(212) 335-0088

VIA EDGAR

January 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Powermers Smart Industries, Inc. Registration Statement on Form S-4 File No. 333-277046

Ladies and Gentlemen:

Powermers Smart Industries, Inc. (the “Registrant”) filed the above-referenced registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on February 14, 2024. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Commission consent to the withdrawal of the Registration Statement, together with all exhibits, effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement, because the business combination to which it relates has been terminated.

The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Eric Schwartz at (212) 818-8602.

Sincerely,

/s/ Christopher Thorne
Christopher Thorne
Chief Executive Officer